SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

World Air Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98142V104

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98142V104	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,423,599
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,423,599
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,423,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 24,243,677 shares of common stock of World Air Holdings, Inc. (“WLDA” or the “Issuer”) outstanding at August 25, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on September 1, 2006.

CUSIP No. 98142V104	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,423,599[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 272,995[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,423,599[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 272,995[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,423,599[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,423,599 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 272,995 shares of Common Stock held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 24,243,677 shares of common stock of World Air Holdings, Inc. (“WLDA” or the “Issuer”) outstanding at August 25, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on September 1, 2006.

CUSIP No. 98142V104	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,423,599[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 272,995[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,423,599[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 272,995[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,423,599[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,423,599 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

2

Riley Investment Management LLC has shared voting and dispositive power over 272,995 shares of Common Stock owned by its investment advisory clients.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 98142V104	13D	Page 5 of 13 Pages

3

Based on 24,243,677 shares of common stock of World Air Holdings, Inc. (“WLDA” or the “Issuer”) outstanding at August 25, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on September 1, 2006.

CUSIP No. 98142V104	13D	Page 6 of 13 Pages

Item 1.

Security and Issuer

Common Stock of World Air Holdings, Inc. (“Common Stock”)

The HLH Building

101 World Drive

Peachtree City GA 30269

Item 2.

Identity and Background

(a)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

(b)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”).  RIM is the investment advisor to other clients pursuant to investment advisory agreements.

(d)

N/A

(e)

N/A

(f)

United States

Item 3.

Source or Amount of Funds or Other Consideration

RIP’s purchases were made with its funds.

Item 4.

Purpose of the Transaction

The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

The Reporting Persons originally filed a Schedule 13G as passive investors.  Since such time, the Reporting Persons have become concerned with the direction the Issuer’s Board of Directors and management have taken with respect to the company’s financial condition, strategy, dividend policy and shareholder representation.

On April 2, 2007, RIM sent a letter to the Issuer’s Board of Directors.  In the letter, RIM expressed its concerns with respect to the Issuer’s financial controls and late public filings, the allocation of shareholder capital, the Board’s lack of oversight and diligence and the absence of shareholder representation on the Board of Directors.  RIM also expressed concerns about the status of the Issuer’s review of strategic alternatives, and urged the Issuer to aggressively pursue a strategy of selling the company or taking the company private.  Among other things, RIM requested that the Board of Directors enter into discussions with it or other shareholders, with the goal of adding significant independent shareholder representatives to the board of directors and discussing other concerns.  The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

CUSIP No. 98142V104	13D	Page 7 of 13 Pages

The Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors.  Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or seeking to make a significant equity investment or to otherwise acquire the Issuer.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.

Interest in Securities of the Issuer

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

Te following are transactions effected in Common Stock that have taken place in the past 60 days.

	Trade Date	Trans Code	Quantity	Price
Master	2/28/2007	BY	17,285	10.1076
	3/9/2007	BY	24,315	10.57
Investment Advisory Client	2/28/2007	BY	1,565	10.1076
	3/9/2007	SL	24,315	10.57

(d)

As the beneficial owner of 272,995 of the Issuer’s Common Stock, RIM’s advisory clients are entitled to any dividends or proceeds paid, not any of the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Riley, RIM and RIP are described above under Item 2(c) above. The relationship between RIM and other investment advisory clients are described under Item 2(c) above.

Item 7.

Material to be filed as Exhibits

EXHIBIT A:

Letter to Board of Directors dated April 2, 2007

CUSIP No. 98142V104	13D	Page 8 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 98142V104	13D	Page 9 of 13 Pages

EXHIBIT A

RILEY INVESTMENT MANAGEMENT LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, CA  90025

April 2, 2007

Board of Directors

World Air Holdings, Inc.

1 World Drive

Peachtree City, GA 30869

cc:  Corporate Secretary

Ladies and Gentlemen:

Riley Investment Management holds approximately 6% of the outstanding shares of World Air Holdings, Inc. We wanted to share with you several concerns that we have as a large shareholder.  Clinton Group, your other largest shareholder at 5.3%, touched on a few of these issues in their recent 13D filing.  We believe that their opinions and ours are shared by virtually the entire shareholder base.

In summary, our concerns include the company’s continued weak financial controls and ongoing late public filings, the allocation of shareholder capital, and the absence of shareholder representation on the Board of Directors.  We have detailed these concerns in more detail below. The lack of urgency shown on the part of management and the Board of Directors to address the financial issues is unacceptable for any publicly-traded company and, coupled with the lack of shareholder participation which could lead to change, seems to us to be a large part of the reason why the shares of the company trade at a 28%-50% discount to our fair intrinsic value calculation. We value WLDA stock at $13.60 - $16.00 per share on a fully diluted basis. This is based on a 5-6x EBITDA multiple (assuming $60 million 2007 EBITDA estimate and $40 million in net cash on the balance sheet). We think new shareholder participation on the board can lead to more disciplined controls and cause World Airways’ share price to be fairly valued.

Additionally, we note the company has stated publicly that it is currently reviewing strategic alternatives which may include selling the company.  We believe that the company should be sold or taken private and urge the company to aggressively pursue such a strategy.  If this is an avenue that the company is seriously considering, we do not understand why it has been well over six months since Legacy Partners was retained to explore strategic alternatives and no progress or announcements have been made. We request that the board of directors immediately enter into discussions with us, with a goal to add significant independent shareholder representatives to the board of directors and demonstrate to the owners of the company a commitment to maximize shareholder value. Although the items listed below are very detailed and numerous, we feel that it is necessary to help you understand the constant and unresolved problems at the company.

Financial Controls

The company’s continued and repeated weak financial controls and numerous late filings are inexcusable. Management has blamed many late filings to the North American acquisition, but that acquisition occurred about two years ago. Furthermore, these problems suggest lack of proper due diligence before the acquisition and highlight the need for stricter board supervision of management.

Since the North American acquisition closed, the company has been late filing each and every 10Q and 10K, and had to restate 2Q05 results. The company also delayed filing its 8K related to the acquisition until October 20, 2005 – 6 months after the deal closed – citing accounting issues and the need for a re-audit of North American’s historical financial statements. In a November 14, 2005 press release announcing that the company would need additional time to file its 3Q05 10Q, Randy Martinez said, “we are still in the process of implementing new financial processes and controls at North American…” We strongly feel that these accounting issues should have been identified prior to the

CUSIP No. 98142V104	13D	Page 10 of 13 Pages

acquisition and during the due diligence process.  At worst, they should have been quickly addressed and corrected within a few months.

After several extensions granted by Nasdaq and the eventual delisting of WLDA shares from Nasdaq on May 22, 2006, the company finally filed its 2005 10K report on July 7, 2006 and its 1Q06 and 2Q06 10Q reports on August 1 and September 5, 2006 respectively. Management suggested at that point that it had implemented the necessary financial controls required to file within a reasonable time frame going-forward. Specifically, Randy Martinez was quoted in the company’s September 5, 2006 press release saying “We are now in position to return to filing timely financial results.” This led many shareholders to believe that quarterly filings for the last two quarters of 2006 would be on-time and a Nasdaq re-listing would happen in the near-term. However, on November 14, 2006 the company again announced that it would require additional time to file its 3Q06 10Q report and would miss its deadline to file on time, due partly because the company had recently initiated a review of its accounting for stock option grants. Four and a half months later the company has still failed to file its 10Q for 3Q06 and has announced that it will require additional time to complete its 10K filing for 2006.

Weak financial controls have been compounded by continued poor guidance. During the 2Q06 conference call, management displayed optimism about the military business in 3Q06 and 4Q06, as the slower AMC business in 2Q would be offset with a pickup during the second half of 2006. “We are entering a busy second half, and have already experienced an increase in activity since the end of the second quarter,” said Randy Martinez in the September 5, 2006 press release. However, during the conference call on November 14, 2006, the company gave a considerably weaker outlook for 4Q06. The disappointment promptly sent shares from about $8.80 per share to below $7.40. Moreover, on December 27, 2006, the company revised downward its guidance for 4Q06.

Allocation of Shareholder Capital

While we view the recently completed Dutch tender offer as a step in the right direction, we believe shareholders would benefit if World Air Holdings were to adopt a more appropriate capital allocation policy going forward. More specifically, World Air Holding’s dividend policy should reflect the company’s strong recurring cash generation. The company has generated positive operating income in 17 of the last 19 quarters (the most recent shortfall due largely to the temporary penalty imposed by the military in 2Q06 which should not reoccur). Over this span, the company has reported $140 million in operating income and over $75 million in net income (even after debt issuance costs and non-recurring items) but has paid no dividends. After accounting for the share repurchase of approximately $40 million, the company currently has over $30 million in cash, representing $1.20 per share, and is debt-free. With no interest payment obligations, World Air Holdings should have no problem committing to an ongoing dividend. Such a commitment would demonstrate a clear plan to continue to return cash to shareholders and would signal confidence in the business going forward.

Board of Directors Lack of Oversight

The Board of Directors has failed to provide a level of oversight and diligence that would be expected of a public company and we think new members with a significant ownership stake can improve this record. The late filings and restatements that we mention above were partially blamed on the re-audit of historical accounting records at North American, an issue that was not acknowledged until well after the acquisition closed.  The Board of Directors apparently did not fulfill its duties when they approved the North American acquisition, because it appears they failed to ensure there had been proper due diligence prior to the approval of the transaction. This is particularly alarming since a few of the Board members have private equity backgrounds.  The cost of inattention to oversight has been huge: as stated in the company’s 10K, extra professional fees of $5.6 million were incurred from the failure or inability to identify these issues in advance.  These unnecessary professional fees associated with the acquisition (which include closing costs, legal, audit/re-audit, and accounting) in addition to the $1.4 million in direct acquisition costs that were capitalized. Fees paid to the company’s auditor, KPMG, jumped to over $6.3 million in 2005, from below $1.1 million in 2004. Had there been more attention to the integrity of North American’s financial statements before committing $35 million in shareholder cash for the acquisition, the excessive professional fees could have been much more reasonable (specifically, $1.4 million total versus $7 million total ) or a lower price could have been negotiated. This is wasted shareholders’ money that the board should have focused on protecting. Stated another way, a $35 million transaction ended up costing $42 million (roughly a 15% increase in price) due to poor execution and oversight.

CUSIP No. 98142V104	13D	Page 11 of 13 Pages

In addition, we are concerned that the Board and management did not conduct a thorough process in retaining Legacy Partners Group LLC to advise the newly appointed special committee on exploring strategic alternatives. At the time of retention, the Legacy Partners website showed that the firm had participated in only one deal within the transportation sector over the past four years. Our fund has been involved in overseeing numerous M&A transactions since we sit on the board of directors of several public companies. We believe that a Board that is serious about its duty to shareholders would have seriously considered using another firm.  During the hiring process, we received calls from a few well-qualified investment banking firms informing us that they were not given an opportunity to be interviewed even after repeated phone calls to the company. This was even after we had called the company and suggested that they interview other firms in which we have had great success.

Shareholder Representatives on the Board

We would like to enter into immediate discussions with the Board about adding members with significant shareholder positions to the Board of Directors. We intend to assist the Board in aggressively pursuing strategic alternatives for the company, which we believe would be in the best interests of shareholders. In our view, the presence of large shareholders on the Board enhances oversight and financial discipline. Again, there are currently no significant shareholders on the Board. The largest beneficial owner on the Board is Randy Martinez, with 65,752 shares of stock plus 343,000 options with a weighted-average strike price of $3.70. Note that these shares were granted, not purchased like the rest of the shareholder base. The largest independent shareholder-director is Russell Ray, with 157,070 shares plus 20,000 options with a weighted average strike price of $2.22. Taken together, Mr. Ray’s ownership represents less than 1% of the shares outstanding. In short, since the majority of the Board of Directors does not own a meaningful amount of stock and to our knowledge have never purchased stock, we do not believe the Board has the sense of urgency felt by the shareholder base.

Finally, below we have highlighted a timeline of the constant mishaps over the past few years. As you will see, issues and problems have not been rare events.  As one of your largest shareholders, we believe we speak for the rest of your shareholder base in demanding that the Board of Directors move more aggressively to address our concerns, the first step being to appoint significant shareholders to the Board of Directors.

Sincerely,

Riley Investment Management LLC

By:	/s/ John Ahn
John Ahn, Principal

CUSIP No. 98142V104	13D	Page 12 of 13 Pages

Summary Timeline of Issues at World Air Holdings[1]

7/13/05

WLDA delays 8K filing related to the North American acquisition because of “additional work required to complete the re-audit of its financial statements”

9/27/05

Notice from NASDAQ that the company is not in compliance and its securities are subject to delisting, since the 2Q05 10Q did not include a completed review by the independent auditor

11/14/05

WLDA announced that it will require additional time to complete the preparation of its 3Q05 financial statements… “we are still in still in the process of implementing new financial processes and controls at North American…” (R. Martinez)

11/14/05

World Airways pilots reject contract proposal

11/22/05

NASDAQ notice of failure to file 3Q05 10Q on time

12/5/05

WLDA announces that it plans to restate 2Q05 results, as a result of further reexamination of expenses at North American

12/14/05

WLDA requests an extension from NASDAQ until 1/15/06, pending filing of 2Q05 and 3Q05 10Q’s

1/17/06

WLDA requests an extension from NASDAQ until 2/14/06 for continued listing

1/28/06

World Airways pilots reject WLDA’s offer (negotiations have been ongoing since the contract became amendable in June 2003)

3/15/06

WLDA notifies SEC that it will delay its 10K filing, and it did not file for the 15-day extension as it did not believe it could be completed within that time

5/22/06

WLDA is delisted from NASDAQ

7/10/06

1Q06 revenue guidance lowered from $216-$221MM to $214-$216MM, operating profit raised from $4-$7MM to $7-$9MM; WLDA also announced that the impact of the AMC penalty was previously not considered to be material for the 2nd quarter but later determined to be more substantial

8/16/06

WLDA executives and directors in aggregate were granted 210,500 stock options at an exercise price of $7.44 and 88,500 shares of restricted stock. Below is a summary of grants that were made:

	Restricted	Price on		Grant	Options	Strike	Grant
Insider	Shs Granted	Grant Date	Value	Date	Granted	Price	Date
Randy Martinez	29,500	8.61	253,995	9/1/2006	63,000	7.44	8/16/2006
Jeff Mackinney	14,500	8.61	124,845	9/1/2006	35,000	7.44	8/16/2006
Jeff Wehrenerg, COO of Nor Amer	10,000	8.61	86,100	9/1/2006	25,000	7.44	8/16/2006
Robert Binns, Chief Mktg Officer	8,000	8.61	68,880	9/1/2006	22,000	7.44	8/16/2006
Michael Towe	8,000	8.61	68,880	9/1/2006	20,000	7.44	8/16/2006
Charles McDonald, COO	7,500	8.61	64,575	9/1/2006	18,000	7.44	8/16/2006
Mark McMillin, Gen Cnsl/Secretary	6,000	8.61	51,660	9/1/2006	15,000	7.44	8/16/2006
Charles Addison, CIO	5,000	8.61	43,050	9/1/2006	12,500	7.44	8/16/2006
Total	88,500	8.61	761,985	9/1/2006	210,500	7.44	8/16/2006

———————

[1]

Source: company press releases and SEC filings

CUSIP No. 98142V104	13D	Page 13 of 13 Pages

11/14/06

WLDA announces that it will not be able to file 3Q06 financial statements within the extension period, which expired 11/14/06, and that it was reviewing its accounting for stock option issuances. Management gave 4Q06 guidance of $215-$220MM in revenue and $4-$6MM in operating income.

12/27/06

WLDA announced that it will further postpone its 3Q06 10Q filing. The company reduced its guidance for 4Q06, projecting revenue of $200-$205MM and an operating loss of $4-$6MM, well below the already disappointing guidance given on the 11/14/06 conference call as well as management’s stated operating margin target of 4% to 7%. The company also stated that Legacy Partners, which was retained to examine strategic alternatives, was approximately 80 days into the process.

3/19/07

More than 4 months after the extended deadline, WLDA announced that it is still not ready to file its 3Q06 10Q. The company also announced that it will be late filing its 2006 form 10K. No update was given regarding Legacy Partners’ process.